CONVERSION AGREEMENT

This Agreement executed on January 18, 2005 is made by and between Cobalis Corp., a Nevada corporation (the "Company") with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and DLZ Consulting, LLC (the "Consultant"), with a principal place of business located at 1132 North Venetial Drive, Miami, FL 33139.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

CONSULTING CONVERSION: The Consultant has rendered four (4) invoices to the Company totaling $80,115.00. The Parties hereby agree to convert this obligation of the Company into eighty thousand one hundred fifteen (80,115) fully-paid and non-assessable free trading shares upon the execution of this Agreement. This shall be at the conversion rate of $1.00 per share. The Company shall immediately file and effectuate an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COBALIS, CORP.


Chaslav Radovich, President/CEO
2445 McCabe Way, Suite 150
Irvine, CA 92614



AGREED AND ACCEPTED FOR CONSULTANT:


David Filler
DLZ Consulting, LLC
1132 North Venetian Drive
Miami, FL 33139